UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

Earnings Release
(BR GAAP)

1st QUARTER OF 2020

Table of Contents

Managerial Analysis of Results – BR GAAP

Data Summary for the Period

The information presented in this report excludes the non-recurring events that can be found on pages 27 and 28 (Accounting and Managerial Results Reconciliation).

MANAGERIAL[1] ANALYSIS - BR GAAP	1Q20	1Q19	Var. 12M	1Q20	4Q19	Var. 3M
RESULTS (R$ million)						
Net interest income	12,655	11,285	12.1%	12,655	12,605	0.4%
Fees	4,482	4,529	-1.0%	4,482	4,803	-6.7%
Allowance for loan losses	(3,424)	(2,871)	19.2%	(3,424)	(2,983)	14.8%
General Expenses[2]	(5,293)	(5,102)	3.7%	(5,293)	(5,678)	-6.8%
Personnel Expenses	(2,353)	(2,335)	0.8%	(2,353)	(2,449)	-3.9%
Administrative Expenses	(2,940)	(2,767)	6.2%	(2,940)	(3,229)	-8.9%
Managerial net profit[3]	3,853	3,485	10.5%	3,853	3,726	3.4%
Accounting net profit	3,774	3,415	10.5%	3,774	3,748	0.7%
BALANCE SHEET (R$ million)						
Total assets	1,000,383	803,679	24.5%	1,000,383	857,543	16.7%
Securities and Derivative Financial Instruments	238,831	195,477	22.2%	238,831	193,455	23.5%
Loan portfolio	378,487	310,714	21.8%	378,487	352,028	7.5%
Individuals	157,296	136,556	15.2%	157,296	155,338	1.3%
Consumer finance	59,132	51,421	15.0%	59,132	58,231	1.5%
SMEs	44,106	35,307	24.9%	44,106	40,465	9.0%
Corporate	117,954	87,430	34.9%	117,954	97,994	20.4%
Expanded Loan Portfolio[4]	463,393	386,904	19.8%	463,393	432,549	7.1%
Funding from Clients[5]	385,393	336,119	14.7%	385,393	353,654	9.0%
Deposits (demand, saving and time)	298,983	249,247	20.0%	298,983	268,492	11.4%
Equity[6]	69,992	67,605	3.5%	69,992	68,161	2.7%
PERFORMANCE INDICATORS (%)						
Return on average equity excluding goodwill[6] - annualized	22.3%	21.1%	1.2 p.p.	22.3%	21.3%	1.0 p.p.
Return on average asset excluding goodwill[6] - annualized	1.7%	1.7%	-0.1 p.p.	1.7%	1.8%	-0.1 p.p.
Efficiency ratio[7]	37.2%	39.0%	-1.9 p.p.	37.2%	40.1%	-2.9 p.p.
Recurrence ratio[8]	84.7%	88.8%	-4.1 p.p.	84.7%	84.6%	0.1 p.p.
BIS ratio	13.81%	15.43%	-1.6 p.p.	13.81%	15.04%	-1.2 p.p.
Tier I	12.6%	14.3%	-1.7 p.p.	12.6%	14.0%	-1.4 p.p.
Tier II	1.2%	1.1%	0.1 p.p.	1.2%	1.1%	0.1 p.p.
PORTFOLIO QUALITY INDICATORS (%)						
Delinquency ratio (over 90 days)	3.0%	3.1%	-0.1 p.p.	3.0%	2.9%	0.1 p.p.
Individuals	4.0%	3.9%	0.1 p.p.	4.0%	4.0%	0.0 p.p.
Corporate & SMEs	1.6%	1.9%	-0.3 p.p.	1.6%	1.3%	0.3 p.p.
Coverage ratio (over 90 days)	193.7%	195.4%	-1.7 p.p.	193.7%	208.5%	-14.8 p.p.
Delinquency ratio (over 60 days)	3.6%	3.8%	-0.2 p.p.	3.6%	3.7%	-0.1 p.p.
OTHER DATA						
Assets under management[9] - AUM (R$ million)	347,603	302,295	15.0%	347,603	357,940	-2.9%
Branches	2,259	2,286	(27)	2,259	2,328	(69)
PABs (mini branches)	1,508	1,420	88	1,508	1,512	(4)
Own ATMs	13,108	13,684	(576)	13,108	13,296	(188)
Shared ATMs	23,268	22,605	663	23,268	23,780	(512)
Employees	47,192	48,232	(1,040)	47,192	47,819	(627)

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 27 and 28.
[2] Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.
[3] Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 125 million in 1Q20, R$ 93 million in 4Q19 and R$ 70 million in 1Q19.
[4] Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills, Certificates of Structured Operations ("COE") and Secured Real Estate Notes ("LIG").
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 2,407 million in 1Q20, R$ 1,612 million in 4Q19 and R$ 595 million in 1Q19.
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subidiaries).
[8] Recurrence Ratio: Fees / General Expenses.
[9] According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.

Strategy

Banco Santander Brasil is the only international bank with scale in the country. In recent years, we have repositioned the organization by strengthening our culture, establishing clear communication with our customers, tailoring our offerings and providing better service. As a result, we have grown in a profitable manner and are closer to customers, through higher satisfaction. In this way, we have built a solid balance sheet, with comfortable capital and liquidity levels to drive forward our purpose of helping people and businesses prosper. Our actions are predicated on close and lasting relationships with customers, suppliers and shareholders. Moreover, our socially responsible strategy allows us to contribute to the communities in which we operate. We are a simple, personal and fair Bank, based on the following pillars:

- From a multichannel platform, offer products and services that meet the needs of our customers, strengthening our relationships.
- Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.
- Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.
- Achieve profitable market share gains through our robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience.

In the first quarter of 2020, we still managed to achieve a strong result, but with the first impacts of the current scenario. We are committed to our people, customers, communities and shareholders to get through this new cycle. Accordingly, we have executed a rapid adaptation of our business, in addition to a very transparent communication with our stakeholders. In doing so, we are reiterate our pledge to stand by our customers, help society and our country, while constantly evolving our platform, with our employees being the protagonists of this transformation.

Customers


ISSO É O QUE
A GENTE PODE FAZER
PARA PROTEGER
VOCÊ HOJE.

The present circumstances call for mobilization. There is much to do and, together, we are doing it. To this end, we have launched "Superamos juntos" and "Santander te apoia", which combine a number of initiatives to address the needs of our customers and society, making them available on a website and upholding our commitment to clear communication. In one month, "Superamos juntos" recorded 1.6 million visits, while "Santander te apoia" totaled 1.7 million. Altogether, our actions have already benefited 1.1 million customers.

- **Customer Service**

Physical channels: in order to ensure the health and well-being of customers and employees, our stores are operating on reduced service hours. For those who fall into priority customer categories by law, we are providing exclusive service hours. Additionally, in stores with heavy traffic, we are limiting the number of customers allowed inside at a time. As consequence of the new environment, since March 16th, we have witnessed a -26% decline in agreements from physical channels.

Digital channels: it is important to note that we have intensified our efforts to increase product availability in our digital channels, alongside the fine-tuning of our self-service capabilities. In March, 82% of transactions were made via digital channels, while e-commerce sales rose 30% compared to the previous quarter.

Customer service center: we have seen a significant increase in demand in our customer service center, which continues to work remotely to support our customers.

- **60-day grace period:** we have offered automatic renegotiation of certain types of debt, for both individuals as well as micro and small businesses, for a period of 60 days without interest. With this, we believe customers will be able to readjust their financial capacity.

- **Real estate:** among private banks in Brazil, we were the first one to offer a term of up to 35 years to repay the financing. Furthermore, we have introduced the Usecasa product as one of our solutions, providing personal loans with the property as collateral under attractive conditions, such as repayment period of up to 20 years.

- **Payroll loans to individuals:** digital channels play a major role in originating these loans, which are strategic for customers to manage their finances. We saw growth of 25% in twelve months and 34% compared to 4Q19 in digital loan origination.

- **Cards:** in 1Q20, total card turnover (credit and debit) grew 4.8% relative to 1Q19, with 10.9% in debit and 2.1% in credit transactions. With the current context of the COVID-19 pandemic, starting in the second half of March, card transactions began to experience a slowdown in volume. Accordingly, we have adopted some measures to assist our customers, particularly in their financial management, such as, for example, increasing the credit card limit by 10% for performing customers. Also, in order to help them cope with the challenges during this period of social isolation, we have accelerated several fronts of our digitization process, including encouraging safer purchases through the online card, submitting bills via e-mail and the ability to put bills on automatic payment.

- **Agribusiness:** it remains one of our expansion fronts towards Brazil's countryside, entering strategic regions where we do not yet have a presence. This quarter, we reached 36 Agro stores.

- **Consumer Finance:** our leading role in this field, partnerships and innovations have enabled us to achieve the top spot in the sector, with a market share of 25.1%[1] in individuals. For this reason, although this segment was not included in CMN Resolution No. 4,782, as a way to stand apart, we have chosen to provide our customers with an extension of maturity dates.

- **Getnet:** our turnover climbed 24%, while receivables prepayment rose 20% in twelve months. This good performance is in line with the strengthening of our digital platform (e-commerce), which grew at a triple-digit rate both among microentrepreneurs, due to the "My Digital Store" product, as well as with large customers, thanks to a robust infrastructure and service quality. Superget remains our key lever for winning new customers on both internal and external channels, the latter having the entry of Banco Original and Banco Pine as Superget vendors. It is worth noting that our emphasis on efficiency, including the lowest transaction cost in the industry, will be crucial to face this new environment.

- **SME:** in collaboration with the National Treasury, the Brazilian Central Bank and our private peers, we have been able to create a credit line to finance payrolls for up to two months for companies with annual revenues of between R$ 360,000 and R$ 10 million, under very favorable terms, such as a 180-day grace period for the first repayment installment and interest in line with the country's benchmark rate. Moreover, we have provided tools for customer companies to set up their online stores at low cost and suspended service package fees for up to two months for individual microentrepreneurs, among other support measures.

- **Santander Corporate & Investment Banking:** at the end of the quarter, we saw a rise in demand from companies to bolster their cash positions. With the aim of fulfilling their needs, we have made working capital lines available to our customers, among other products. As a result, the loan portfolio in this segment showed substantial growth in the period.

[1] Source: Brazilian Central Bank as of February 2020.

- **Customer satisfaction:** the NPS (Net Promoter Score) indicator, which is one of the management tools for measuring customer satisfaction, reached 58 points this quarter.

Total Active customers | million


+7%
24.9
26.3
26.5
Mar-19
Dec-19
Mar-20

Loyal customers | million


+7%
5.3
5.7
5.7
Mar-19
Dec-19
Mar-20

Digital customers | million


+12%
12.3
13.5
13.8
Mar-19
Dec-19
Mar-20

People

Our people are the protagonists of the entire transformation and, for this reason, we have taken concrete steps in light of the current situation:

- Quick and transparent communication, with close leadership and availability of medical staff providing constant prevention guidance.
- New way of working: 80%[1] of employees working remotely (home office).
- Full payment of the 13th salary brought forward to April.
- First company to announce that it would maintain jobs in this moment.
- Intensified hygiene and cleaning actions at our administrative buildings.

Society

We acknowledge our responsibility, as a financial institution, to support society. This stance is incorporated into our culture and is reflected in the following initiatives:

- "Amigo de Valor" program: we held a special edition of our program to contribute to the institutions working on the front lines in the fight against COVID-19. As a result, more than 12,000 employees took part in the action, and we raised over R$ 7 million.
- We activated the volunteering program to remotely assist the elderly who are part of our Elderly Partner program ("Parceiro do Idoso"), with the purpose of providing socialization support.
- We donated, together with our private peers, 5 million rapid tests, 15 million masks, R$ 20 million for the purchase of tomography devices. In addition to that, together with eight banks, we offered a R$ 155 million consortium to manufacture ventilators.
- We began to offer special products to healthcare workers. For example, we have launched life insurance without a grace period, the only one in its category. Additionally, we are providing dedicated service to these professionals and establishing partnerships.

[1] The figure does not include employees from the branch network.

Executive Summary

RESULTS

In this first quarter of 2020, despite the abrupt change in environment, we managed to quickly position the brand to address the needs of our customers and other stakeholders. Notwithstanding the macroeconomic uncertainties, the work we have done over the past few years to strengthen our culture and strategy, coupled with a solid capital and liquidity position, has prepared us to face the challenges imposed. In March 2020, the loan portfolio balance registered double-digit annual growth, with quality indicators at appropriate levels. Additionally, due to our robust ecosystem and revenue diversification, we recorded annual growth in total revenues. We also remain focused on our relentless quest for efficiency and profitability, now with different way of operating our business. As a result of all our actions, the efficiency ratio reached 37.2% in the quarter and profitability held steady at a remarkable level.

Starting this quarter, we are adopting a new structure for Net Interest Income. In addition, the Discounts Granted is now classified in the managerial statement as Allowance for Loan Losses. For more information, please refer to pages 27 and 28.

Managerial net profit

totaled R$ 3,853 million, growing 10.5% in twelve months and 3.4% relative to the previous quarter, with a new scenario in the quarters ahead.

Total revenues

amounted to R$ 17,138 million, an increase of 8.4% in twelve months and a reduction of 1.6% in three months.

Net interest income came to R$ 12,655 million in the first quarter of 2020, up 12.1% in twelve months, due to the customer margin expansion, arising from higher volumes and mix. Moreover, the market margin also had a positive performance in the period. In three months, net interest income rose 0.4%, owing to larger gains from the market margin. In the same period, the customer margin decreased, given the lower revenues from working capital, pegged to the CDI, and the tighter product margin, impacted by spreads and mix.

Fees reached R$ 4,482 million in the first quarter of 2020, falling 1.0% in twelve months, as consequence of lower revenues from cards and acquiring services. In three months, fees fell 6.7%, partly attributable to lower transactionality and the seasonality of higher revenues in the fourth quarter of the year, especially in cards and acquiring services, as well as insurance.

Profitability

The return on average equity (ROAE), adjusted for goodwill, was 22.3% in the first quarter, advancing 1.2 p.p. in twelve months and 1.0 p.p. in three months.

Allowance for loan losses

were R$ 3,424 million, rising 19.2% in twelve months and 14.8% in three months.

General expenses

totaled R$ 5,293 million in the first quarter, an increase of 3.7% in twelve months, which is lower than the total revenue growth. In three months, general expenses declined 6.8% due to lower administrative and personnel expenses. It is worth noting that there is a higher concentration of expenses in the fourth quarter of the year, mainly deriving from advertising, promotions and marketing.

The efficiency ratio stood at 37.2% in the first quarter, dropping 1.9 p.p. in twelve months and 2.9 p.p. in three months. This performance is explained by our productivity agenda.

BALANCE SHEET AND INDICATORS

The total loan portfolio

expanded to R$ 378,487 million at the end of March 2020, representing growth of 21.8% in twelve months (or a 18.3% increase, disregarding the exchange rate fluctuation effect), with positive performance in all segments, highlighted by the expansion in corporate & SME. In three months, the loan portfolio climbed 7.5% (or a rise of 4.8% if we were to disregard the exchange rate fluctuation effect). The most significant evolution was also in the corporate & SME segments.

The expanded loan portfolio amounted to R$ 463,393 million, growing 19.8% in twelve months and 7.1% compared to a quarter earlier.

Funding from clients

came to R$ 385,393 million at the end of March 2020, up 14.7% in twelve months and 9.0% in three months. The biggest contributors, in both periods, were time and demand deposits. At the end of the first quarter of 2020, we observed a shift in customer capital to this type of funding.

Total equity

excluding R$ 2,407 million relative to the goodwill balance, was R$ 69,992 million in March 2020, up 3.5% in twelve months and 2.7% in three months.

Quality indicators

The over-90-day delinquency ratio reached 3.0% in March 2020, a reduction of 0.1 p.p. in twelve months, attributed to a decline in delinquency among corporate and SME customers. In three months, the over-90-day delinquency ratio rose 0.1 p.p., influenced by the increase in the corporate & SME segment.

The cost of credit was 3.2% in March 2020, stable in comparison with the same period last year. Compared to the prior quarter, the cost of credit recorded a 0.2 p.p. rise.

The coverage ratio hit 194%, decreasing by 1.7 p.p. in twelve months and 14.8 p.p. in three months.

Our loan portfolio quality indicators continue to stand at adequate levels.

Capital indicators

The BIS ratio stood at 13.8% in March 2020, declining 1.6 p.p. in twelve months and 1.2 p.p. in three months.

Our capital indicators remain at comfortable levels.

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS[1] (R$ million)	1Q20	1Q19	Var. 12M	1Q20	4Q19	Var. 3M
Net Interest Income	**12,655**	**11,285**	**12.1%**	**12,655**	**12,605**	**0.4%**
Allowance for Loan Losses	(3,424)	(2,871)	19.2%	(3,424)	(2,983)	14.8%
Net Interest Income after Loan Losses	**9,231**	**8,414**	**9.7%**	**9,231**	**9,622**	**-4.1%**
Fees	4,482	4,529	-1.0%	4,482	4,803	-6.7%
General Expenses	(5,293)	(5,102)	3.7%	(5,293)	(5,678)	-6.8%
Personnel Expenses + Profit Sharing	(2,353)	(2,335)	0.8%	(2,353)	(2,449)	-3.9%
Administrative Expenses[2]	(2,940)	(2,767)	6.2%	(2,940)	(3,229)	-8.9%
Tax Expenses	(1,053)	(1,054)	-0.1%	(1,053)	(1,108)	-5.0%
Investments in Affiliates and Subsidiaries	7	11	-35.9%	7	9	-21.4%
Other Operating Income/Expenses	(1,846)	(1,694)	9.0%	(1,846)	(2,134)	-13.5%
Operating Income	**5,529**	**5,105**	**8.3%**	**5,529**	**5,514**	**0.3%**
Non Operating Income	36	0	n.a.	36	101	n.a.
Net Profit before Tax	**5,566**	**5,105**	**9.0%**	**5,566**	**5,615**	**-0.9%**
Income Tax and Social Contribution	(1,670)	(1,529)	9.2%	(1,670)	(1,766)	-5.5%
Minority Interest	(43)	(91)	-52.9%	(43)	(123)	-65.2%
Net Profit	**3,853**	**3,485**	**10.5%**	**3,853**	**3,726**	**3.4%**

[1] Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on page 27 and 28
[2] Excluding 100% of the goodwill amortization expense

Net Interest Income

Net interest income totaled R$ 12,655 million in the first quarter of 2020, meaning growth of 12.1% in twelve months (or R$ 1,370 million), with positive contributions from both the customer and market margins. In three months, net interest income went up by 0.4%.

Revenues from customer operations increased 4.9% in the year (or R$ 504 million) attributable to the product margin expansion, owing to higher volumes and mix, despite the spread reduction. Meanwhile, working capital dropped due to the cut in the benchmark interest rate in the period. In three months, the customer margin decreased by 0.5% given the lower revenue from working capital, and product margin, impacted by spreads and the mix composition.

The market margin, which takes into account the result from market operations, including trading and asset & liability management, grew 90.5% in twelve months and 6.1% in three months, thanks to stronger gains from market activities.


Net Interest Income
R$ million
12.7%
12.8%
12.4%
11.7%
11.3%
12.1%
0.4%
11,285
957
10,328
12,015
1,147
10,868
12,028
1,102
10,927
12,605
1,718
10,888
12,655
1,823
10,833
1Q19
2Q19
3Q19
4Q19
1Q20
Customers
Market activities
spread (Annualized)

NET INTEREST INCOME *(R$ million)*	1Q20	1Q19	Var. 12M	1Q20	4Q19	Var. 3M
Net Interest Income	**12,655**	**11,285**	**12.1%**	**12,655**	**12,605**	**0.4%**
Customers	**10,833**	**10,328**	**4.9%**	**10,833**	**10,888**	**-0.5%**
Product Margin	10,231	9,650	6.0%	10,231	10,237	-0.1%
Average Volume	363,576	309,186	17.6%	363,576	347,043	4.8%
Spread (Annualized)	11.3%	12.7%	-1.4 p.p.	11.3%	11.7%	-0.4 p.p.
Working Capital	602	678	-11.2%	602	651	-7.5%
Market activities	**1,823**	**957**	**90.5%**	**1,823**	**1,718**	**6.1%**

Fees – Revenues from Banking Services

Revenues from banking services and fees totaled R$ 4,482 million in the first quarter, representing a reduction of 1.0% in twelve months, due to lower revenues from cards and acquiring services, and a 6.7% decline relative to the previous quarter, explained by seasonality, mostly affecting cards and acquiring services as well as insurance fees, allied to lower transactionality, already reflecting the first impacts of the current scenario.

Cards and acquiring fees amounted to R$ 1,401 million in the quarter, down 14.5% in twelve months. In three months, these fees dropped 11.7%, partly attributable to the seasonal effect of year-end sales.

Current account service fees came to R$ 944 million in the first quarter, up 3.8% in twelve months, owing to the customer base expansion over the same period. In three months, these fees fell 5.7% as consequence of repricing and reduced transactionality.

Insurance fees reached R$ 749 million in the quarter, meaning an increase of 1.4% in twelve months. In three months, these fees declined 10.0% given the greater concentration of insurance policy renewals in the fourth quarter of the year.

Lending fees were R$ 363 million in the quarter, advancing 12.0% over the same period a year ago. This evolution is explained by the higher volume of credit lines opened in the period, generating fee revenue. In three months, these fees remained stable.

Securities placement, custody and brokerage fees totaled R$ 259 million, expanding by 35.2% in twelve months and 24.7% in three months. This performance is attributed to stronger market activity in securities placement. Furthermore, brokerage revenues from stock market transactions also contributed positively in both periods due to increased market volatility.


Fees
R$ million
-1.0%
-6.7%
4,529
4,623
4,730
4,803
4,482
%
36
20
16
7
8
12
33
21
17
7
8
14
32
21
16
7
8
16
33
21
17
8
8
13
31
21
17
8
8
14
1Q19
2Q19
3Q19
4Q19
1Q20
Cards and Acquiring
Current Account Services
Insurance Fees
Lending Operations
Collection Services
Other Fees Revenues¹

[1] Including Revenues from Asset Management, Securities Placement, Custody and Brokerage Services and Others. For more details, please refer to the Table of Revenues from Banking Services and Fees on page 11

FEES INCOME *(R$ million)*	1Q20	1Q19	Var. 12M	1Q20	4Q19	Var. 3M
Cards and Acquiring	1,401	1,639	-14.5%	1,401	1,586	-11.7%
Insurance fees	749	739	1.4%	749	833	-10.0%
Current Account Services	944	910	3.8%	944	1,001	-5.7%
Asset Management	252	251	0.3%	252	278	-9.6%
Lending Operations	363	324	12.0%	363	363	0.0%
Collection Services	375	375	-0.1%	375	381	-1.5%
Placement, Custody and Brokerage of Securities	259	192	35.2%	259	208	24.7%
Other	139	99	40.8%	139	152	-8.8%
Total	**4,482**	**4,529**	**-1.0%**	**4,482**	**4,803**	**-6.7%**

General Expenses (Administrative + Personnel)

General expenses, including depreciation and amortization (ex-goodwill), amounted to R$ 5,293 million in the first quarter of 2020, a 3.7% rise in twelve months, which represents a slower pace than the 8.4% growth in total revenues. In three months, general expenses went down by 6.8%, partly explained by the higher concentration of administrative expenses in the fourth quarter of the year, particularly advertising, promotions and marketing expenses.

Administrative and personnel expenses, excluding depreciation and amortization, came to R$ 4,667 million in the quarter, an increase of 3.2% in twelve months and 7.5% lower in comparison with the previous quarter.

Personnel expenses, including profit-sharing, reached R$ 2,353 million in the first quarter of 2020, climbing 0.8% in twelve months, in line with the performance of our business and our commitment to meritocracy. In three months, personnel expenses decreased by 3.9% owing to lower charges and benefits.

Administrative expenses, excluding depreciation and amortization, were R$ 2,314 million in the first quarter, increasing 5.8% in twelve months, primarily deriving from data processing expenses to support the high level of transactions in our business. In three months, administrative expenses dropped 10.9% as a result of lower advertising, promotions and marketing expenses, given the concentration of commercial actions in the previous quarter.

Moreover, expenses from outsourced and specialized technical services experienced a 21.1% decline compared to the prior quarter.

Depreciation and amortization expenses, excluding the goodwill effect, totaled R$ 626 million in the quarter, representing growth of 8.0% in twelve months. In three months, these expenses registered a 0.9% reduction.


Expenses
R$ million
3.7%
-6.8%
5,102
580
4,522
5,201
594
4,607
5,258
606
4,652
5,678
632
5,046
5,293
626
4,667
1Q19
2Q19
3Q19
4Q19
1Q20
Depreciation and Amortization (ex-goodwill)
General Expenses

The ratio stood at 37.2% in the first quarter, down 1.9 p.p. in twelve months and 2.9 p.p. in three months. Given the current scenario, expense control has become even more important. Accordingly, we continue to drive forward our unwavering pursuit of efficiency and productivity, with the constant evolution of our platform, and a new way of operating our business.


Efficiency Ratio
39.0%
38.1%
38.4%
40.1%
37.2%
1Q19
2Q19
3Q19
4Q19
1Q20

EXPENSES' BREAKDOWN (R$ million)	1Q20	1Q19	Var. 12M	1Q20	4Q19	Var. 3M
Outsourced and Specialized Services	576	573	0.5%	576	730	-21.1%
Advertising, promotions and publicity	123	133	-7.0%	123	298	-58.7%
Data processing	667	582	14.6%	667	603	10.5%
Communications	96	101	-4.6%	96	94	1.7%
Rentals	209	194	7.5%	209	209	-0.2%
Transport and Travel	41	43	-4.4%	41	51	-20.2%
Security and Surveillance	152	159	-4.5%	152	146	4.3%
Maintenance	69	55	25.3%	69	79	-12.0%
Financial System Services	93	76	21.2%	93	122	-24.3%
Water, Electricity and Gas	56	58	-3.1%	56	56	-0.7%
Material	16	12	30.8%	16	16	-3.4%
Other	216	201	7.7%	216	190	13.8%
Subtotal	**2,314**	**2,187**	**5.8%**	**2,314**	**2,597**	**-10.9%**
Depreciation and Amortization[1]	626	580	8.0%	626	632	-0.9%
Total Administrative Expenses	**2,940**	**2,767**	**6.2%**	**2,940**	**3,229**	**-8.9%**
Compensation[2]	1,537	1,534	0.2%	1,537	1,524	0.9%
Charges	414	414	0.0%	414	442	-6.2%
Benefits	366	371	-1.4%	366	387	-5.2%
Training	16	12	32.4%	16	24	-32.4%
Other	19	3	570.3%	19	73	-74.2%
Total Personnel Expenses	**2,353**	**2,335**	**0.8%**	**2,353**	**2,449**	**-3.9%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	4,667	4,522	3.2%	4,667	5,046	-7.5%
Total General Expenses	**5,293**	**5,102**	**3.7%**	**5,293**	**5,678**	**-6.8%**

[1] Excluding 100% of the goodwill amortization expenses, which totaled R$ 125 million in 1Q20, R$ 93 million in 4Q19 and R$ 70 million in 1Q19
[2] Including Profit-Sharing

Allowance for Loan Losses

Allowance for loan losses amounted to R$ 3,424 million in the first quarter of 2020, rising 19.2% in twelve months, a slower pace than the loan portfolio growth during the same period. In three months, allowance for loan losses increased by 14.8%. We underscore that the result remains at an appropriate level.

Provision for loan losses came to R$ 3,936 million in the quarter, up 18.7% in twelve months and 9.8% in three months.

Income from the recovery of written-off loans reached R$ 513 million, climbing 15.0% over the same period last year. In three months, this income decreased by 14.8% due to the incentive campaign we carried out last quarter, impacting the comparison base.


Allowance for loan losses[1]
R$ million
3.2%
3.4%
3.4%
3.0%
3.2%
19.2%
14.8%
2,871
3,092
3,152
2,983
3,424
3,317
3,682
3,723
3,585
3,936
(446)
(590)
(571)
(602)
(513)
1Q19
2Q19
3Q19
4Q19
1Q20
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of credit

[1]Included sureties provisions.

Other Operating Income and Expenses

Other operating income and expenses resulted in a net expense of R$ 1,846 million in the first quarter, representing growth of 9.0% in twelve months and a 13.5% decline in three months.

OTHER OPERATING INCOME (EXPENSES) *(R$ million)*	1Q20	1Q19	Var. 12M	1Q20	4Q19	Var. 3M
Expenses from credit cards	(728)	(721)	1.0%	(728)	(804)	-9.4%
Net Income from Capitalization	126	128	-1.8%	126	118	7.2%
Provisions for contingencies[1]	(353)	(88)	301.0%	(353)	(318)	10.8%
Other	(891)	(1,013)	-12.0%	(891)	(1,130)	-21.1%
Other operating income (expenses)	**(1,846)**	**(1,694)**	**9.0%**	**(1,846)**	**(2,134)**	**-13.5%**

[1] Including tax, civil and labor provisions

Balance Sheet

Total assets amounted to R$ 1,000,383 million at the end of March 2020, advancing 24.5% in twelve months and 16.7% in three months. Total equity stood at R$ 72,398 million in the same period. Disregarding the goodwill balance, total equity was R$ 69,992 million.

ASSETS (R$ million)	Mar-20	Mar-19	Var. 12M	Dec-19	Var. 3M
Current Assets and Long-term Assets	**986,524**	**791,371**	**24.7%**	**844,295**	**16.8%**
Cash and Cash Equivalents	**13,963**	**9,516**	**46.7%**	**9,925**	**40.7%**
Interbank Investments	**55,568**	**33,632**	**65.2%**	**43,367**	**28.1%**
Money Market Investments	40,900	27,292	49.9%	28,703	42.5%
Interbank Deposits	5,699	4,193	35.9%	4,361	30.7%
Foreign Currency Investments	8,969	2,147	317.7%	10,303	-12.9%
Securities and Derivative Financial Instruments	**238,831**	**195,477**	**22.2%**	**193,455**	**23.5%**
Own Portfolio	66,200	69,873	-5.3%	62,325	6.2%
Subject to Repurchase Commitments	112,693	85,195	32.3%	92,956	21.2%
Posted to Central Bank of Brazil	1,717	619	177.3%	-	n.a.
Pledged in Guarantees	19,425	17,882	8.6%	16,260	19.5%
Other	38,796	21,908	77.1%	21,913	77.0%
Interbank Accounts	**69,531**	**91,671**	**-24.2%**	**89,265**	**-22.1%**
Restricted Deposits:	48,486	72,135	-32.8%	69,976	-30.7%
-Central Bank of Brazil	48,174	71,851	-33.0%	69,663	-30.8%
-National Housing System	312	284	10.0%	313	0.0%
Other	21,045	19,536	7.7%	19,289	9.1%
Lending Operations	**357,104**	**292,613**	**22.0%**	**331,304**	**7.8%**
Lending Operations	378,808	311,299	21.7%	352,712	7.4%
Lending Operations Related to Assignment	-	14	n.a.	-	n.a.
(Allowance for Loan Losses)	(21,704)	(18,700)	16.1%	(21,408)	1.4%
Other Receivables	**248,875**	**165,938**	**50.0%**	**174,566**	**42.6%**
Foreign Exchange Portfolio	179,081	117,556	52.3%	118,451	51.2%
Income Receivable	42,986	26,670	61.2%	31,904	34.7%
Other	26,808	21,712	23.5%	24,210	10.7%
Other Assets	**2,652**	**2,524**	**5.1%**	**2,413**	**9.9%**
Permanent Assets	**13,859**	**12,308**	**12.6%**	**13,248**	**4.6%**
Temporary Assets	**350**	**349**	**0.4%**	**354**	**-1.2%**
Fixed Assets	**7,136**	**6,578**	**8.5%**	**7,181**	**-0.6%**
Intangibles	**6,373**	**5,381**	**18.4%**	**5,713**	**11.5%**
Goodwill net of amortization	2,407	595	304.8%	1,612	49.3%
Other Assets	3,966	4,787	-17.2%	4,101	-3.3%
Total Assets	**1,000,383**	**803,679**	**24.5%**	**857,543**	**16.7%**
Total Assets (excluding goodwill)	**997,976**	**803,085**	**24.3%**	**855,931**	**16.6%**

LIABILITIES (R$ million)	Mar-20	Mar-19	Var. 12M	Dec-19	Var. 3M
Current Liabilities and Long-term Liabilities	**926,596**	**733,343**	**26.4%**	**785,789**	**17.9%**
Deposits	**303,885**	**252,362**	**20.4%**	**272,928**	**11.3%**
Demand Deposits	34,024	17,940	89.7%	29,108	16.9%
Savings Deposits	50,185	46,211	8.6%	49,040	2.3%
Interbank Deposits	4,903	3,110	57.7%	4,299	14.0%
Time Deposits and Others	214,774	185,102	16.0%	190,481	12.8%
Money Market Funding	**146,761**	**109,291**	**34.3%**	**123,941**	**18.4%**
Own Portfolio	104,990	84,534	24.2%	91,696	14.5%
Third Parties	11,190	4,528	147.1%	8,743	28.0%
Free Portfolio	30,581	20,230	51.2%	23,501	30.1%
Funds from Acceptance and Issuance of Securities	**88,408**	**85,847**	**3.0%**	**85,963**	**2.8%**
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	71,666	76,793	-6.7%	72,212	-0.8%
Funding from Certificates of Structured Operations	3,779	2,727	38.6%	3,444	9.7%
Securities Issued Abroad	11,398	5,006	127.7%	8,715	30.8%
Other	1,565	1,321	18.5%	1,592	-1.7%
Interbank Accounts	**1,506**	**1,934**	**-22.1%**	**370**	**307.6%**
Interbranch Accounts	**4,857**	**2,955**	**64.4%**	**4,019**	**20.8%**
Borrowings	**55,606**	**43,919**	**26.6%**	**43,125**	**28.9%**
Domestic Onlendings - Official Institutions	**11,249**	**12,946**	**-13.1%**	**11,755**	**-4.3%**
National Economic and Social Development Bank (BNDES)	6,006	7,156	-16.1%	6,253	-4.0%
National Equipment Financing Authority (FINAME)	4,673	5,348	-12.6%	4,819	-3.0%
Other Institutions	570	442	28.8%	683	-16.5%
Derivative Financial Instruments	**33,436**	**20,742**	**61.2%**	**20,623**	**62.1%**
Other Payables	**280,888**	**203,346**	**38.1%**	**223,066**	**25.9%**
Foreign Exchange Portfolio	185,322	118,101	56.9%	117,996	57.1%
Tax and Social Security	6,499	5,109	27.2%	8,292	-21.6%
Debt Instruments Eligible to Compose Capital	13,342	10,001	33.4%	10,176	31.1%
Other	75,724	70,136	8.0%	86,602	-12.6%
Deferred Income	**278**	**319**	**-12.9%**	**285**	**-2.6%**
Minority Interest	**1,111**	**1,818**	**-38.9%**	**1,695**	**-34.5%**
Equity	**72,398**	**68,199**	**6.2%**	**69,773**	**3.8%**
Total Liabilities	**1,000,383**	**803,679**	**24.5%**	**857,543**	**16.7%**
Equity (excluding goodwill)	**69,992**	**67,605**	**3.5%**	**68,161**	**2.7%**

Securities

Total securities were R$ 238,831 million in March 2020, up 22.2% in twelve months, with positive performance across all lines. In three months, total securities expanded by 23.5%, mostly owing to the increase in public securities.

SECURITIES (R$ million)	Mar-20	Mar-19	Var. 12M	Dec-19	Var. 3M
Public securities	176,261	150,000	17.5%	143,378	22.9%
Private securities	30,585	26,197	16.8%	32,636	-6.3%
Financial instruments	31,985	19,281	65.9%	17,441	83.4%
Total	**238,831**	**195,477**	**22.2%**	**193,455**	**23.5%**

Loan Portfolio

The loan portfolio totaled R$ 378,487 million in March 2020, climbing 21.8% in twelve months (or a rise of 18.3%, excluding the exchange rate fluctuation effect), with good evolution in all segments. Over the same period, we highlight the performance of the corporate and SME segments, which expanded by 34.9% and 24.9%, respectively. In three months, the loan portfolio grew 7.5% (or an increase of 4.8%, if we were to disregard the exchange rate fluctuation effect), with the corporate and SME segments being once again the key drivers behind this performance.

The expanded loan portfolio, which includes other credit risk transactions, acquiring-activity related assets and guarantees, reached R$ 463,393 million at the end of March 2020, meaning growth of 19.8% in twelve months, (or a 17.0% rise, disregarding the exchange rate fluctuation effect). In three months, the portfolio saw an expansion of 7.1%.

The balance of the foreign currency portfolio, including dollar-indexed loans, stood at R$ 43,193 million at the end of March 2020, growing 32.9% relative to the balance of R$ 32,507 million in March 2019 and up 27.3% over the previous quarter.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT *(R$ million)*	Mar-20	Mar-19	Var. 12M	Dec-19	Var. 3M
Individuals	157,296	136,556	15.2%	155,338	1.3%
Consumer Finance	59,132	51,421	15.0%	58,231	1.5%
SMEs[1]	44,106	35,307	24.9%	40,465	9.0%
Corporate[1]	117,954	87,430	34.9%	97,994	20.4%
Total portfolio	**378,487**	**310,714**	**21.8%**	**352,028**	**7.5%**
Other credit related transactions[2]	84,906	76,189	11.4%	80,521	5.4%
Total expanded credit portfolio	**463,393**	**386,904**	**19.8%**	**432,549**	**7.1%**

[1] We reclassified the loan portfolio between SMEs and Corporate segments. Meanwhile, we also have changed the 2019 information in order to give better comparison.
[2] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees

Compared to December 2019, the loan portfolio expanded in all segments, with the corporate and SME segments providing the greatest contribution. The corporate balance grew 20.4% (or an expansion of 11.4% excluding the exchange rate fluctuation effect), while SMEs increased by 9.0% in three months.


Variation of loan portfolio
R$ million
352,028
1,958
901
3,641
19,959
378,487
Dec-19
Individuals
Consumer Finance
SMEs
Corporate
Mar-20

At the end of March 2020, the individuals portfolio accounted for 41.6% of the total portfolio, which means a reduction in contrast to the 43.9% share in the same period of the previous year. In addition, consumer finance also experienced a 0.9 p.p. decrease in its share to 15.6%. On the other hand, the biggest share gainers in the total portfolio balance were the corporate and SME segments, which reached 31.2% and 11.7%, respectively.

Breakdown of the loan portfolio
R$ million


Mar-20
41.6%
15.6%
11.7%
31.2%
378,487
Mar-19
43.9%
16.5%
11.4%
28.1%
310,714
Individuals
Consumer Finance
SMEs
Corporate

Loans to Individuals

Loans to individuals totaled R$ 157,296 million in March 2020, advancing 15.2% in twelve months (or R$ 20,740 million), with positive evolution in all products. We underscore the higher balance of payroll and mortgage loans, in line with our strategy. In three months, the individuals portfolio rose 1.3%, especially influenced by payroll loans.

The payroll loan portfolio amounted to R$ 44,375 million at the end of the first quarter of 2020, growing 24.5% in twelve months and 4.5% in three months. The performance of this product can be partly explained by the possibility of applying for this loan on digital channels, thus boosting origination, and also by its strategic role for customers in their financial management.

The mortgage loan portfolio balance reached R$ 37,714 million, expanding by 13.3% in twelve months and 1.3% in three months. Throughout last year we promoted this product with partnerships, attractive offerings and campaigns.

The credit card portfolio volume came to R$ 31,828 million, an increase of 3.9% over 1Q19. In three months, the balance of this portfolio declined 8.8%, affected by the comparison basis since fourth-quarter turnover is seasonally higher, and also due to the early impacts of the new cycle.

Individuals
R$ billion


15.2%
1.3%
136.6
141.4
147.9
155.3
157.3
2.3
6.3
30.6
28.4
33.3
35.6
2.4
5.8
31.5
29.9
34.0
37.9
2.5
6.2
32.3
30.8
35.5
40.6
2.8
6.9
34.9
31.0
37.2
42.4
3.1
7.2
31.8
33.1
37.7
44.4
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Payroll Loans
Mortgages
Personal Loans / Others
Credit Card
Agricultural Loans
Leasing / Vehicles

Consumer Finance

The consumer finance portfolio, which is originated outside the branch network, totaled R$ 59,132 million at the end of March 2020, advancing 15.0% in twelve months (or R$ 7,711 million) and 1.5% in three months. Of this total portfolio, R$ 49,730 million refers to vehicle financing for individuals, which represents an increase of 16.0% in twelve months.

The total vehicle portfolio for individuals, which includes operations carried out by both the financing unit (correspondent banks), as well as by Santander's branch network, amounted to R$ 52,861 million, meaning growth of 17.0% in twelve months and 3.3% in three months.


Consumer Finance
R$ billion
15.0%
1.5%
51.4
53.2
55.1
58.2
59.1
12%
12%
12%
13%
12%
88%
88%
88%
87%
88%
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Individuals
Corporate


Total loan portfolio composition | Mar-20
11%
89%
Vehicles
Others

Corporate & SMEs Loans

The corporate & SME loan portfolio reached R$ 162,059 million in March 2020, representing increases of 32.0% (or R$ 39,322 million) in twelve months and 17.0% compared to a quarter earlier.

The corporate loan portfolio came to R$ 117,954 million, a significant expansion of 34.9% in twelve months and 20.4% in three months (or up 23.7% in the year and 11.4% in the quarter, excluding the exchange rate fluctuation effect). Growth in the corporate loan portfolio, particularly in the quarter, reflects our support for the country's development amid the current backdrop.

The SME loan portfolio stood at R$ 44,106 million, growing 24.9% in twelve months and 9.0% in three months. In this segment, we also witnessed stronger demand for liquidity due to the pandemic. We believe that for smaller companies, which will suffer a greater adverse impact early on, the solutions we have provided, such as the line of credit for payroll financing and the contractual amendments to extend repayment grace periods, should help them manage their finances.


Corporate & SME
R$ billion
32.0%
17.0%
122.7
123.0
128.6
138.5
162.1
87.4
86.5
90.6
98.0
118.0
35.3
36.6
38.0
40.5
44.1
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
SMEs
Corporate

Individuals and Corporate & SMEs Loan Portfolio by Product

MANAGERIAL BREAKDOWN OF CREDIT PORTFOLIO BY PRODUCT *(R$ million)*	Mar-20	Mar-19	Var. 12M	Dec-19	Var. 3M
Individuals					
Leasing / Auto Loans[1]	3,130	2,306	35.8%	2,825	10.8%
Credit Card	31,828	30,631	3.9%	34,914	-8.8%
Payroll Loans	44,375	35,630	24.5%	42,447	4.5%
Mortgages	37,714	33,283	13.3%	37,219	1.3%
Agricultural Loans	7,165	6,258	14.5%	6,938	3.3%
Personal Loans / Others	33,083	28,448	16.3%	30,995	6.7%
Total Individuals	**157,296**	**136,556**	**15.2%**	**155,338**	**1.3%**
Consumer Finance	**59,132**	**51,421**	**15.0%**	**58,231**	**1.5%**
Corporate and SMEs					
Leasing / Auto Loans	4,074	3,253	25.2%	3,863	5.4%
Real Estate	2,454	3,797	-35.4%	2,523	-2.7%
Trade Finance	44,823	26,457	69.4%	35,645	25.8%
On-lending	6,926	8,974	-22.8%	7,456	-7.1%
Agricultural Loans	6,164	5,426	13.6%	5,978	3.1%
Working capital / Others	97,618	74,830	30.5%	82,994	17.6%
Total Corporate and SMEs	**162,059**	**122,737**	**32.0%**	**138,459**	**17.0%**
Total Credit	**378,487**	**310,714**	**21.8%**	**352,028**	**7.5%**
Other Credit Risk Transactions with customers[2]	84,906	76,189	11.4%	80,521	5.4%
Total Expanded Credit Portfolio	**463,393**	**386,904**	**19.8%**	**432,549**	**7.1%**

[1] Including consumer finance, the auto loan portfolio for individuals totaled R$ 52,861 million in Mar-20, R$ 51,160 million in Dec-19 and R$ 45,172 million in Mar-19.
[2] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

Coverage Ratio

The balance of allowance for loan losses was R$ 21,704 million in March 2020, climbing 16.1% in twelve months and 1.4% in three months.

The coverage ratio reached 194% in March 2020, reducing 1.7 p.p. in twelve months and 14.8 p.p. relative to the previous quarter.

Coverage
(over 90 days)


195%
191%
181%
209%
194%
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20

Renegotiated Loan Portfolio

Loan renegotiations totaled R$ 17,098 million at the end of March 2020, rising 11.3% in twelve months and 4.9% compared to the previous quarter. It should be noted that this growth was lower than that of the loan portfolio over the same period. As a result, the ratio between the renegotiated portfolio and the total loan balance was 4.5% in March 2020, down from 4.9% a year ago and 4.6% in December 2019. These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past.

In March 2020, the coverage ratio of the renegotiated loan portfolio stood at 50.1%, an adequate level for these types of operations.


Renegotiated Portfolio
(R$ million)
53.6%
53.3%
48.9%
50.8%
50.1%
15,361
8,231
15,603
8,317
15,696
7,672
16,292
8,283
17,098
8,565
1Q19
2Q19
3Q19
4Q19
1Q20
Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Coverage


Credit Portfolio by Risk Level
10%
8%
9%
34%
38%
10%
8%
9%
35%
38%
10%
7%
9%
35%
39%
9%
7%
9%
34%
40%
8%
7%
10%
32%
43%
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
AA
A
B
C
D-H

Credit Portfolio by Risk Level

We operate in accordance with our risk culture and international best practices, in order to protect our capital and guarantee the profitability of our businesses.

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products, centered around our retail and wholesale segments.

At the end of March of 2020, portfolios rated "AA" and "A" accounted for 75% of the total loan portfolio.

NPL Formation

NPL formation amounted to R$ 5,034 million in March 2020, growth of 37.4% in twelve months and 26.6% in three months. This evolution was driven by the higher balance of the over 90 days delinquent portfolio.

The ratio between the NPL formation and the loan portfolio reached 1.4%, up 0.2p.p. in both annual and quarterly comparisons.


NPL Formation
(R$ million)
1.2%
1.2%
1.3%
1.2%
1.4%
3,664
3,894
4,103
3,977
5,034
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
NPL Formation
NPL Formation/ Loan Portfolio

Note: NPL Formation is obtained from the change in balance of the non-performed portfolio over 90 days and the loan book under renegotiation, disregarding the portfolio written-off as loss in the period

Delinquency Ratio over-90-Day

The over-90-day delinquency ratio hit 3.0% in March 2020, a reduction of 0.1 p.p. in twelve months led by the lower delinquency rate in the corporate & SME segment. In three months, the ratio recorded a 0.1 p.p. rise. This quarter, our ratios remained at controlled levels due to our preventive risk management, but with a new macroeconomic environment in the quarters ahead.

Delinquency in the individuals segment came to 4.0% in March 2020, rising 0.1 p.p. in twelve months and stable compared to the previous quarter.

Delinquency in the corporate & SME segment was 1.6% in March 2020, falling 0.3 p.p. in twelve months and climbing 0.3 p.p. relative to the fourth quarter of 2019.


NPL[1]
(Over 90)
Individuals
3.9%
3.9%
4.1%
4.0%
4.0%
Total
3.1%
3.0%
3.0%
2.9%
3.0%
Corporate +SME
1.9%
1.8%
1.5%
1.3%
1.6%
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20

[1] Non-performing loans over 90 days / total loan portfolio (BR GAAP)


NPL[2]
(15 a 90)
Individuals
5.7%
5.8%
5.7%
5.2%
6.0%
Total
4.1%
4.2%
4.1%
3.9%
4.1%
Corporate +SME
1.8%
1.9%
1.7%
1.9%
1.6%
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20

[2] Non-performing loans between 15 and 90 days / total loan portfolio (BR GAAP)

Delinquency Ratio 15-to-90-day

The 15-to-90 day delinquency ratio reached 4.1% in March 2020, stable over twelve months as the decline in the corporate & SME ratio offset the increase among individuals. In comparison with the previous quarter, the ratio advanced 0.2 p.p., pushed by the individuals segment, impacted by seasonality in the period.

In the individuals segment, this ratio stood at 6.0% in March 2020, a rise of 0.3 p.p. in twelve months. In three months, the ratio climbed 0.8 p.p., part of which is attributed to the typical seasonality of delinquencies in the first few months of the year.

In the corporate & SME segment, the ratio decreased by 0.2 p.p. in twelve months and 0.3 p.p. in three months.

Funding

FUNDING (R$ million)	Mar-20	Mar-19	Var. 12M	Dec-19	Var. 3M
Demand deposits	34,024	17,940	89.7%	29,108	16.9%
Saving deposits	50,185	46,211	8.6%	49,040	2.3%
Time deposits	214,774	185,096	16.0%	190,344	12.8%
Financial Bills	28,283	35,354	-20.0%	31,083	-9.0%
Others[1]	58,127	51,518	12.8%	54,079	7.5%
Funding from clients	**385,393**	**336,119**	**14.7%**	**353,654**	**9.0%**

[1] Including Debentures, Real Estate Credit Notes (LCI) Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG") and Certificates of Structured Operations (COE).

Customer funding totaled R$ 385,393 million at the end of March 2020, growing 14.7% in twelve months and 9.0% in three months. The major contributions came from the expansion in time and demand deposits. This quarter, as consequence of increased investor risk aversion, we saw a "flight to quality" as investors shifted their assets into more stable instruments, explaining the growth in deposits in both periods.

Credit/Funding Ratio

FUNDING VS. CREDIT (R$ million)	Mar-20	Mar-19	Var. 12M	Dec-19	Var. 3M
Funding from customers (A)	**385,393**	**336,119**	**14.7%**	**353,654**	**9.0%**
(-) Reserve Requirements	(48,174)	(71,851)	-33.0%	(69,663)	-30.8%
Funding Net of Reserve Requirements	**337,219**	**264,268**	**27.6%**	**283,990**	**18.7%**
Borrowing and Onlendings	11,337	13,028	-13.0%	11,802	-3.9%
Subordinated Debts	13,342	10,001	33.4%	10,176	31.1%
Offshore Funding	66,916	48,844	37.0%	51,793	29.2%
Total Funding (B)	**428,814**	**336,140**	**27.6%**	**357,761**	**19.9%**
Assets under management[1]	347,603	302,295	15.0%	357,940	-2.9%
Total Funding and Asset under management	**776,417**	**638,435**	**21.6%**	**715,701**	**8.5%**
Total Credit (C)	**378,487**	**310,714**	**21.8%**	**352,028**	**7.5%**
C / B (%)	**88.3%**	**92.4%**		**98.4%**	
C / A (%)	**98.2%**	**92.4%**		**99.5%**	

[1] According to ANBIMA criteria

The loan portfolio to customer funding ratio came to 98.2% in March 2020, advancing 5.8 p.p. in twelve months and falling 1.3 p.p. in three months.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding stood at 88.3% in March 2020, down 4.2 p.p. in twelve months and 10.1 p.p. in three months, primarily explained by the reduction in compulsory deposits.


Evolution of funding
R$ billion
92.4%
90.4%
96.7%
99.5%
98.2%
336.1
351.5
342.8
353.7
385.4
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Funding from customers
Loan Portfolio/ Funding from Customers

BIS Ratio

The BIS ratio was 13.8% in March 2020, a reduction of 1.6 p.p. in twelve months due to the increase in RWA, following the evolution of the loan portfolio and the increase in tax credits.

In three months, the BIS ratio decreased by 1.2 p.p. owing to the RWA increase at a faster pace than the regulatory capital. Among the RWA components, the main changes were in credit risk and operational risk.

We underscore that the BIS ratio exceeds by 2.3 p.p. the sum of the minimum Regulatory Capital and Conservation Capital requirements. The capital requirement is 11.5%, with a minimum regulatory capital of 8% + conservation capital of 2.5% + additional CET1 for systemically important financial institutions of 1.0%. As a result, Tier I Capital reached 9.5% and CET1 stood at 8%. It is important to note that since the beginning of April 2020, according to Brazilian Central Bank Resolution No. 4,783, the capital requirement has been 10.25% due to the reduction of 1.25 p.p. in the conservation capital for a period of one year. From then onwards, the conservation capital will gradually rise until it reaches its original percentage of 2.5% in April 2022.


BIS Ratio
15.4%
16.2%
16.2%
15.0%
13.8%
13.2%
14.0%
14.0%
12.9%
11.4%
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
BIS
CET1

OWN RESOURCES AND BIS *(R$ million)*	Mar-20	Mar-19	Var. 12M	Dec-19	Var. 3M
Tier I Regulatory Capital	69,778	65,272	6.9%	66,482	5.0%
CET1	63,092	60,261	4.7%	61,390	2.8%
Additional Tier I	6,686	5,011	33.4%	5,092	31.3%
Tier II Regulatory Capital	6,656	4,989	33.4%	5,084	30.9%
Adjusted Regulatory Capital (Tier I and II)	**76,434**	**70,262**	**8.8%**	**71,565**	**6.8%**
Risk Weighted Assets (RWA)	**553,665**	**455,380**	**21.6%**	**475,987**	**16.3%**
Credit Risk Capital requirement	483,713	368,653	31.2%	407,786	18.6%
Market Risk Capital requirement	19,831	40,200	-50.7%	20,235	-2.0%
Operational Risk Capital requirement	50,121	46,527	7.7%	47,965	4.5%
Basel Ratio	**13.81%**	**15.43%**	**-1.62 p.p.**	**15.04%**	**-1.23 p.p.**
Tier I	**12.60%**	**14.33%**	**-1.73 p.p.**	**13.97%**	**-1.36 p.p.**
CET1	11.40%	13.23%	-1.84 p.p.	12.90%	-1.50 p.p.
Tier II	**1.20%**	**1.10%**	**0.11 p.p.**	**1.07%**	**0.13 p.p.**

Our shares

Santander Brasil has a free float of 9.84% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.
Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker BSBR.

We are committed to the best Corporate Governance practices:

- Four of our eight Board of Directors members are independent.
- The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.
- Independent committees reporting directly to the Board of Directors.
- Regular market meetings with information widely disclosed on our Investor Relations' website.

Ownership Structure | Free-float Breakdown[1]

OWNERSHIP STRUCTURE	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,444,801	90.21%	3,278,137	89.08%	6,722,938	89.66%
Treasury Shares	18,947	0.50%	18,947	0.51%	37,894	0.51%
Free Float	354,947	9.29%	382,752	10.40%	737,699	9.84%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of March 31st, 2020
[2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.


Free Float
(Mar-20)
26.0%
33.6%
40.4%
Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE

Stock Performance


Stock Price Evolution[1]
Base 100
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
SANB11
IBOV

The chart above illustrates that a R$100 investment in Santander Brasil shares on March 31st, 2016 would have increased in value to R$ 192.70 on March 31st, 2020, with reinvestments of the dividend and interest on capital payments. The chart illustrates that the same amount of investment in the IBOV index (B3's main stock index) during the same period, would have increased in value to R$ 145.88.

[1] Historical prices excluding dividends and interest on capital. Source: Bloomberg.

Our Shares

Indicators

Earnings (annualized) per Unit[1] (R$)


3.73
3.90
4.13
3M19
12M19
3M20

Unit closing price[2] (R$)


43.97
49.52
26.67
Mar-20
Dec-19
Mar-20

Market capitalization[3] (R$ billion)


164.26
184.84
99.49
Mar-20
Dec-19
Mar-20

Dividend + Interest on capital per Unit, Last 12 Months[1] (R$)


1.87
2.89
2.63
Mar-20
Dec-19
Mar-20

Book Value per Unit[4] (R$)


18.10
18.26
18.76
Mar-20
Dec-19
Mar-20

Unit price[2] per annualized Earnings


11.78
12.70
6.46
3M19
12M19
3M20

[1] Considers the number of Units disregarding treasury shares at the end of the period.
[2] Closing price at the end of the period, not adjusted for ordinary cash dividends.
[3] Market Capitalization: Total Units (Unit = 1 Common + 1 Preferred) x Unit closing price at the end of the period.
[4] Book Value excludes goodwill.

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

Ratings	Global Scale				National Scale	
	Local Currency		Foreign Currency		National	
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor's[1] (outlook)	BB- (stable)	B	BB- (stable)	B	brAAA (stable)	brA-1+
Moody's[2] (outlook)	Ba1 (stable)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

[1] Last update on April 07th, 2020.
[2] Last update on February 12th, 2020.

Accounting and Managerial Results Reconciliation

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	1Q20	Reclassifications					1Q20
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**(456)**	**12,826**	**(148)**	**-**	**-**	**434**	**12,655**
Allowance for Loan Losses	(3,586)	-	144	-	-	18	(3,424)
Net Interest Income after Loan Losses	**(4,042)**	**12,826**	**(4)**	**-**	**-**	**452**	**9,231**
Fees	4,482	-	-	-	-	-	4,482
General Expenses	(4,938)	-	-	125	(479)	-	(5,293)
Personnel Expenses	(1,874)	-	-	-	(479)	-	(2,353)
Administrative Expenses	(3,065)	-	-	125	-	-	(2,940)
Tax Expenses	(526)	(527)	-	-	-	-	(1,053)
Investments in Affiliates and Subsidiaries	7	-	-	-	-	-	7
Other Operating Income/Expenses	(1,498)	-	4	-	-	(352)	(1,846)
Operating Income	**(6,515)**	**12,299**	**-**	**125**	**(479)**	**100**	**5,529**
Non Operating Income	205	-	-	-	-	(169)	36
Net Profit before Tax	**(6,310)**	**12,299**	**-**	**125**	**(479)**	**(69)**	**5,566**
Income Tax and Social Contribution	10,606	(12,299)	-	-	-	22	(1,670)
Profit Sharing	(479)	-	-	-	479	-	-
Minority Interest	(43)	-	-	-	-	-	(43)
Net Profit	**3,774**	**(0)**	**-**	**125**	**-**	**(46)**	**3,853**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	1Q19	Reclassifications					1Q19
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**11,259**	**171**	**(171)**	**-**	**-**	**26**	**11,285**
Allowance for Loan Losses	(3,013)	-	168	-	-	(26)	(2,871)
Net Interest Income after Loan Losses	**8,246**	**171**	**(3)**	**-**	**-**	**-**	**8,414**
Fees	4,529	-	-	-	-	-	4,529
General Expenses	(4,703)	-	-	70	(468)	-	(5,102)
Personnel Expenses	(1,866)	-	-	-	(468)	-	(2,335)
Administrative Expenses	(2,837)	-	-	70	-	-	(2,767)
Tax Expenses	(1,035)	(18)	-	-	-	-	(1,054)
Investments in Affiliates and Subsidiaries	11	-	-	-	-	-	11
Other Operating Income/Expenses	(1,697)	-	3	-	-	-	(1,694)
Operating Income	**5,351**	**153**	**-**	**70**	**(468)**	**-**	**5,105**
Non Operating Income	0	-	-	-	-	-	0
Net Profit before Tax	**5,351**	**153**	**-**	**70**	**(468)**	**-**	**5,105**
Income Tax and Social Contribution	(1,376)	(153)	-	-	-	-	(1,529)
Profit Sharing	(468)	-	-	-	468	-	-
Minority Interest	(91)	-	-	-	-	-	(91)
Net Profit	**3,415**	**-**	**-**	**70**	**-**	**-**	**3,485**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	4Q19	Reclassifications					4Q19
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**13,779**	**(1,205)**	**(648)**	**-**	**-**	**678**	**12,605**
Allowance for Loan Losses	(6,370)	-	647	-	-	2,740	(2,983)
Net Interest Income after Loan Losses	**7,409**	**(1,205)**	**(1)**	**-**	**-**	**3,418**	**9,622**
Fees	4,803	-	-	-	-	-	4,803
General Expenses	(5,464)	-	-	93	(340)	33	(5,678)
Personnel Expenses	(2,109)	-	-	-	(340)	-	(2,449)
Administrative Expenses	(3,355)	-	-	93	-	33	(3,229)
Tax Expenses	(1,352)	164	-	-	-	80	(1,108)
Investments in Affiliates and Subsidiaries	9	-	-	-	-	-	9
Other Operating Income/Expenses	(2,911)	-	1	-	-	776	(2,134)
Operating Income	**2,495**	**(1,041)**	**-**	**93**	**(340)**	**4,307**	**5,514**
Non Operating Income	101	-	-	-	-	-	101
Net Profit before Tax	**2,596**	**(1,041)**	**-**	**93**	**(340)**	**4,307**	**5,615**
Income Tax and Social Contribution	1,615	1,041	-	-	-	(4,423)	(1,766)
Profit Sharing	(340)	-	-	-	340	-	-
Minority Interest	(123)	-	-	-	-	-	(123)
Net Profit	**3,748**	**-**	**-**	**93**	**-**	**(116)**	**3,726**

[1] **Foreign Exchange Hedge:** under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this tax exposure.

[2] **Credit Recovery:**
Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted.
Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to provision for guarantees provided.

[3] **Amortization of Goodwill:** reversal of goodwill amortization expenses.

[4] **Other events:**

2019

1Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.

2Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.
Tax expenses: effect of a non-recurring tax expense related to Santander Leasing.

3Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities (R$ 64MM).
Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments (R$ 136MM).

4Q19: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments.
Allowance for Loan Losses: local provision adjustment considering expected loss criteria.
Tax Expenses: effect of the extraordinary tax expense related to Santander Leasing.
Other Operating Income and Expenses and General Expenses: creation of an Efficiency and Productivity Fund and impairment of intangible assets.
Social Contribution: adjustment of CSLL tax credits derived from the tax rate increase to 20% for banks (Constitutional Amendment No. 103/2019) and tax effects of the items noted above.

2020

1Q20: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments.
Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments
Other Operating Income and Expenses: extraordinary expense of R$ 100MM for donations and support to our customers and society due to COVID-19.
Non-operating result: sale of Superdigital.

Information by Business Units

Cards

Turnover[1]
(R$ billion)


54.8
57.3
58.4
66.6
57.4
17.3
17.5
18.3
22.3
19.2
37.4
39.7
40.1
44.3
38.2
1Q19
2Q19
3Q19
4Q19
1Q20
Credit
Debit

Transactions
(million)


638.6
681.2
700.8
708.4
617.4
309.0
319.3
323.5
322.7
292.1
329.7
361.9
377.3
385.7
325.3
1Q19
2Q19
3Q19
4Q19
1Q20
Credit
Debit

Getnet

Turnover
(R$ billion)


47.6
46.9
51.9
61.1
59.2
18.5
17.9
19.9
24.6
22.5
29.1
29.0
32.0
36.5
36.7
1Q19
2Q19
3Q19
4Q19
1Q20
Credit
Debit

Transactions
(million)


552.8
570.4
632.7
730.0
683.4
320.4
322.8
353.7
418.2
375.4
232.3
247.6
279.0
311.8
308.0
1Q19
2Q19
3Q19
4Q19
1Q20
Credit
Debit

Real Estate

Loan Portfolio Evolution
(R$ billion)


37.1
39.7
40.2
10%
6%
6%
90%
94%
94%
1Q19
4Q19
1Q20
Individuals
Corporate

Distribution Channels[2]
(%)


14%
20%
8%
58%
Brokers
Transfers to Homebuilders
Branches
Digital

Loan to Value[3]
(%)


62%
50%
63%
49%
63%
50%
1Q19
4Q19
1Q20
Origination (quartely average)
Loan Portfolio

[1] Cards turnover do not include withdrawal transactions, it only considers purchase volumes.
[2] Individuals' origination. [3] Ratio between Loans and Collateral Value.

Consumer Finance

Total vehicle portfolio for Individuals[1] by channel
(R$ billion)


45.2
46.6
48.5
51.2
52.9
2.3
2.4
2.5
2.8
3.1
42.9
44.2
46.0
48.3
49.7
1Q19
2Q19
3Q19
4Q19
1Q20
Financial
Internal channel

Number of monthly simulations by +Negócios | Vehicles
(thousands)


1,421
1,394
1,762
2,202
1,675
1Q19
2Q19
3Q19
4Q19
1Q20

Market Share

Loan Portfolio[2]

Total


9.4%
10.1%
10.1%
Feb-19
Dec-19
Feb-20

Deposits[3]

Total


10.9%
10.7%
11.0%
Feb-19
Dec-19
Feb-20

Getnet[4]

Total turnover


12.3%
11.3%
11.5%
4Q18
3Q19
4Q19

Payroll Loans[2]

Loans


10.2%
11.1%
11.1%
Feb-19
Dec-19
Feb-20

SMEs[2]

Loans


8.1%
8.9%
9.0%
Feb-19
Dec-19
Feb-20

Vehicles[2]

Loans


23.5%
21.9%
21.8%
Feb-19
Dec-19
Feb-20

[1] Vehicle portfolio for Individuals and Companies, Individuals' portfolio is generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment. [2] Brazilian Central Bank. [3] Brazilian Central Bank. It includes demand deposits, time deposits, savings deposits, Real Estate Credit Notes (LCI), Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG"). [4]ABECS – "Monitor Bandeiras", new criteria.

Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

Investor Relations (Brazil)
Av. Juscelino Kubitschek, 2,235, 26th floor
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553 3300
E-mails: ri@santander.com.br
acionistas@santander.com.br